RECEIVED
2007 MAY 22 A 8:55
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ADITYA BIRLA GROUP

May 8, 2007

07023708

SUPPL

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C 20549
United States of America
Fax No. 001 202 5513 450
TeL No. 001 202 551 6554

Reg : Hindalco Industries Limited
Rule 12(g)3-2(b) Exemption file No. 82-3428

Sub: Intimation of Acquisition of Shares

In terms of Regulation 7(3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulation, 1997and Regulation 13(6) of SEBI(Prohibition of Insider Trading) Regulations, 1992 we hereby inform that Life Insurance Corporation of India has acquired by way of market purchase 40,161,753 Equity Shares of Re. 1/- each of the Company.

We are further enclosing herewith a statement to this effect in the format prescribed by SEBI Regulations. The above declaration was received by the Company from Life Insurance Corporation of India on 4th May, 2007.

Thanking You.

PROCESSED
MAY 24 2007
THOMSON
FINANCIAL

Yours Faithfully,
For **Hindalco Industries Limited**

Anil Malik
General Manager &
Company Secretary

Encl: as above

Format for informing details of acquisition to Stock Exchanges by target company , in terms of Regulation 7(3)

Name of Target company (Reporting company) : Hindalco Industries Limited

Date of reporting	8th May, 2007				
Name of Stock exchanges where shares of reporting company are listed.	▪ Bombay Stock Exchange Limited, Mumbai ▪ National Stock Exchange Limited ▪ Luxembourg Stock Exhange (GDRs)				
	Details of acquisition as informed u/r 7(1)				
Name of Acquirer(s)	Date of Acquisition/ date of receipt of intimation of allotment by acquirer.	Mode of acquisition (market purchases/ inter-se transfer/public/ rights/ preferential offer etc.)	No & % of shares /voting rights acquired	Shareholding of acquirers stated at (A) before acquisition (In terms of No. & % of shares/Voting Rights)	Shareholding of acquirer(s) stated at (A) after acquisition (In terms of No. & % of shares/Voting Rights)
(A)	(B)	(C)	(D)	(E)	(F)
Life Insurance Corporation of India	27/04/2007* *05/01/06 to 27/04/2007	Market Buy	40161753 & 2.05%	64888723 & 7.01%	105050476 & 9.06%

Signed by authorised signatory

For HINDALCO INDUSTRIES LIMITED

ANIL MAI
GENERAL MAN
COMPANY SECRETARY

Place : MUMBAI
Date : 8th May, 2007

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 (Regulation 13 (3) and (6)

Regulation 13(3) - Details of change in shareholding in respect of persons holding more than 5% shares in a listed Company - HINDALCO INDUSTRIES LTD

Name & Address of the Shareholder	LIFE INSURANCE CORPORATION OF INDIA, Central Office, Yogakshema, Mumbai- 400021.
Shareholding prior to acquisition/ sale	64888723 & 7.01%
No. & % of Shares/voting rights acquired/sold	40161753 & 2.05%
Receipt of allotment advice/acquisition of shares/sale of shares specify	27/04/2007 * * 05/01/06 TO 27/04/2007
Date of intimation to company	28/04/2007
Mode of acquisition on market purchase/public/rights/preferential offer etc.	MARKET BUY
No.& % of shares/voting rights post-acquisition/sale	105050476 & 9.06%
Trading member through whom the trade was executed with SEBI Registration No. of the TM	
Exchange on which the trade was executed	
Buy Quantity/BONUS SHARES	40161753
Buy Value	RS 6163636872.37
Sell Quantity	
Sell Value	

(Authorised Signatories)

Received Cover/Letter
content unknown
Hindalco Industries Ltd.
Mumbai.
4/5/07

END